UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUL 25 2002
WASH. D.C. 165 SECTION

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ



web site address:
www.cameco.com

Cameco Corporation
2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Restarts Rabbit Lake Operation

Saskatoon, Saskatchewan, Canada, July 24, 2002 . . . .

Cameco Corporation is pleased to announce the restart of mining at its Rabbit Lake uranium operation in northern Saskatchewan.

Mine production began this week at the operation's Eagle Point underground mine and the mill will restart in August. Total production in 2002 is expected to be about 2.5 million pounds, ramping up to 6 million pounds on an annual basis.

Eagle Point is the latest in a series of ore deposits that have made Rabbit Lake the longest running uranium operation in Saskatchewan. Existing reserves at Eagle Point will feed the mill for at least three years and an exploration drilling program is being conducted to identify additional reserves. In the latter half of the decade, the Rabbit Lake mill will be dedicated to process uranium from the Cigar Lake mine. Cigar Lake could be ready for production in 2005 or 2006, subject to market conditions and regulatory approvals.

"The restart of Rabbit Lake is important as it provides Cameco with another production source at a time when the long-term outlook for uranium prices is favorable," said Bernard Michel, Cameco's chair and chief executive officer. "The restart also brings employment to about 300 people, at least half from small communities in the north."

Declining uranium prices in the late 1990s compelled Cameco to reduce costs and production volumes and led to the shutdown of the mine in 1999 and the mill in 2001. The decision allowed Cameco to successfully weather a severe downturn in uranium prices, marked by a historic low of about $7 per pound U_3O_8 in late 2000. Spot market prices for uranium have recovered about 40% in the past two years to almost $10 (US) per pound.

To ensure the return of its skilled workforce, Cameco implemented a comprehensive support program for employees impacted by the shutdown. This included job sharing, transfers to other operations and a supplemental income program to support those who were laid off. "We are pleased to report that nearly all of the 120 employees affected by the shutdown have chosen to return," Michel said. About another 180 people are being hired by Cameco and its permanent contractors to bring the operation close to 300 employees.

. . . 2/

The Rabbit Lake operation is located approximately 700 kilometers north of Saskatoon in the Athabasca Basin. It is owned 100% by Cameco.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

- End -

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318